Exhibit 5.1
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Shire Finance Limited	Direct: +44 (0)20 7466 1668
PO Box 309 GT	Cell:
Ugland House	E-mail: michael.williams@maplesandcalder.com
George Town
Grand Cayman
Cayman Islands

25 November 2005

Dear Sirs

Shire Finance Limited (the "Company") – Post-Effective Amendment No. 1 to Form S-3 Registration Statement

The Company issued, pursuant to an indenture dated as of 21 August 2001 (the "Original Indenture") among the Company, Shire Pharmaceuticals Group plc, as guarantor ("SPG") and The Bank of New York (the "Trustee"), an initial aggregate principal amount of US$400,000,000 2.00% Guaranteed Convertible Senior Notes due 21 August 2011 (the "Notes") unconditionally and irrevocably guaranteed by SPG and convertible into Preference Shares in the Company.

SPG, the parent company of the Company, has undertaken a capital reorganisation whereby Shire plc ("Shire") has been interposed as a new holding company above SPG pursuant to a scheme of arrangement under Section 425 of the United Kingdom Companies Act 1985. To include Shire as an obligor under the Original Indenture, the Company, SPG, Shire and the Trustee entered into a supplemental indenture taking the form of an amended and restated indenture (the "Supplemental Indenture") dated as of 23 September 2005.

We have acted as Cayman Islands legal advisers to the Company in connection with the Supplemental Indenture and Post-Effective Amendment No. 1 to the Form S-3 Registration Statement (the "Registration Statement") relating to the Notes.

1	DOCUMENTS REVIEWED

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	the Certificate of Incorporation of the Company, the Memorandum of Association of the Company as amended and restated pursuant to a written special resolution passed on 21 August 2001 and the Articles of Association of the Company as amended and restated pursuant to a written special resolution passed on 23 September 2005;

1.2	the minutes of the meeting of the board of directors of the Company held on 15 August 2001 and 21 August 2001, the written resolutions of the sole director of the Company passed on 23 September 2005 and the corporate records of the Company maintained at its registered office in the Cayman Islands;

1.3	a certificate from a director of the Company, a copy of which is annexed hereto (the "Director's Certificate");

1.4	the Original Indenture;

1.5	the Supplemental Indenture;

1.6	the Registration Statement; and

1.7	the form of the Rule 144A Global Note and the Regulation S Global Note set out in the Original Indenture.

2	ASSUMPTIONS

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director's Certificate as at the date hereof. We have also relied upon the following assumptions, which we have not independently verified:

2.1	the Original Indenture, the Supplemental Indenture and the Notes have been duly authorised, executed and delivered by or on behalf of all relevant parties (other than the Company as a matter of Cayman Islands law) in accordance with all relevant laws (other than the laws of the Cayman Islands);

2.2	the Original Indenture, the Supplemental Indenture and the Notes are legal, valid, binding and enforceable against all relevant parties in accordance with their terms under New York law and all other relevant laws (other than the laws of the Cayman Islands);

2.3	the choice of New York law as the governing law of the Original Indenture, the Supplemental Indenture and the Notes has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of New York as a matter of New York law and all other relevant laws (other than the laws of the Cayman Islands);

2.4	copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals;

2.5	all signatures, initials and seals are genuine;

2.6	the power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws of the Cayman Islands) to enter into, execute, deliver and perform their respective obligations under the Original Indenture and the Supplemental Indenture;

2.7	the Notes were duly executed, issued and authenticated in accordance with the provisions of the Original Indenture;

2.8	no invitation has been or will be made by or on behalf of the Company to the public in the Cayman Islands to subscribe for any of the Notes; and

2.9	there is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of New York.

3	OPINIONS

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing under the laws of the Cayman Islands.

3.2	The Company has full power and authority under its Memorandum and Articles of Association to enter into, execute and perform its obligations under the Supplemental Indenture.

3.3	The execution and delivery of the Supplemental Indenture by the Company and the performance of its obligations thereunder do not conflict with or result in a breach of any of the terms or provisions of the Memorandum and Articles of Association of the Company or any law, public rule or regulation applicable to the Company in the Cayman Islands currently in force.

3.4	The execution, delivery and performance of the Supplemental Indenture has been authorised by and on behalf of the Company and, assuming the Supplemental Indenture has been executed and delivered by Angus Russell on behalf of the Company, the Supplemental Indenture has been duly executed and delivered on behalf of the Company and constitutes the legal, valid and binding obligations of the Company enforceable in accordance with its terms.

3.5	No authorisations, consents, approvals, licences, validations or exemptions are required by law from any governmental authorities or agencies or other official bodies in the Cayman Islands in connection with:

	3.5.1	the execution or delivery of the Supplemental Indenture by the Company;

	3.5.2	subject to the payment of stamp duty, the enforcement of the Supplemental Indenture against the Company; or

	3.5.3	the performance by the Company of its obligations under the Supplemental Indenture.

3.6	No taxes, fees or charges (other than stamp duty) are payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of:

	3.6.1	the execution or delivery of the Supplemental Indenture;

	3.6.2	the enforcement of the Supplemental Indenture or the Notes;

	3.6.3	payments made under, or pursuant to, the Supplemental Indenture or the Notes; or

	3.6.4	the issue, transfer or redemption of the Notes.

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

3.7	The courts of the Cayman Islands will observe and give effect to the choice of New York law as the governing law of the Supplemental Indenture.

3.8	Based solely on our inspection of the Register of Writs and Other Originating process in the Grand Court of the Cayman Islands there were no actions or petitions pending against the Company in the courts of the Cayman Islands as at close of business in the Cayman Islands on 24 November 2005.

3.9	Although there is no statutory enforcement in the Cayman Islands of judgments obtained in New York, the courts of the Cayman Islands will recognise a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

	3.9.1	is given by a competent foreign court;

	3.9.2	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

	3.9.3	is final;

	3.9.4	is not in respect of taxes, a fine or a penalty; and

	3.9.5	was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands.

3.10	It is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of the Supplemental Indenture that any document be filed, recorded or enrolled with any governmental authority or agency or any official body in the Cayman Islands. Further, it is not a requirement of Cayman Islands law that the Registration Statement should be filed, recorded or enrolled with any governmental department or other authority in the Cayman Islands. The Registration Statement may not be circulated within or to the public in the Cayman Islands, and no invitation to the public in the Cayman Islands to subscribe for the Notes may be made, unless the Company is listed on the Cayman Islands Stock Exchange at the time of circulation and invitation.

3.11	Based solely on our inspection of the Register of Members of the Company, the issued share capital of the Company is 100 Founder Shares having a par value of US$1.00 each and SPG is registered as the holder of each of those Founder Shares.

3.12	The Company has sufficient authorised share capital to issue 400,000 Preference Shares having a par value of US$1.00 each and the issue thereof in accordance with the Articles of Association of the Company is within the power of the Company. The Preference Shares to be issued on conversion of the Notes in accordance with the Articles of Association of the Company have been duly authorised and approved by all necessary corporate action of the Company, and such Preference Shares when issued against the consideration therefore and registered in the Company's Register of Members in accordance with the provisions of the Supplemental Indenture and the Articles of Association of the Company, will be legally and validly issued, fully paid and non assessable.

4	QUALIFICATIONS

The opinions expressed above are subject to the following qualifications:

4.1	The term "enforceable" as used above means that the obligations assumed by the Company under the Supplemental Indenture are of a type which the courts of the Cayman Islands will enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

	4.1.1	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

	4.1.2	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

	4.1.3	some claims may become barred under the statutes of limitation or may be or become subject to defenses of set off, counterclaim, estoppel and similar defenses;

	4.1.4	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction;

	4.1.5	the Cayman Islands court has jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary according to the currency of the judgment. If the Company becomes insolvent and is made subject to a liquidation proceeding, the Cayman Islands court will require all debts to be proved in a common currency, which is likely to be the "functional currency" of the Company determined in accordance with applicable accounting principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands;

	4.1.6	obligations to make payments that may be regarded as penalties will not be enforceable;

	4.1.7	the courts of the Cayman Islands may decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Supplemental Indenture in matters where they determine that such proceedings may be tried in a more appropriate forum; and

	4.1.8	a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power, and there exists doubt as to enforceability of any provision in the Supplemental Indenture whereby the Company covenants not to exercise powers specifically given to its shareholders by the Companies Law (2004 Revision) of the Cayman Islands, including, without limitation, the power to increase its authorised share capital, amend its memorandum and articles of association, or present a petition to a Cayman Islands court for an order to wind up the Company.

4.2	No stamp duties or other similar taxes or charges are payable under the laws of the Cayman Islands in respect of the execution or delivery of the Supplemental Indenture or the Notes or the performance or enforcement of any of them, unless they are executed in or thereafter brought within the jurisdiction of the Cayman Islands (e.g. for the purposes of enforcement) in which case stamp duty of (i) CI$40.00 in respect of the Supplemental Indenture, and (ii) 0.25% of the principal amount specified on the face of each Note up to a maximum of CI$250.00 unless CI$500.00 has been paid in respect of the entire issue of Notes, will be payable. An instrument of transfer in respect of a Note if executed in or brought within the jurisdiction of the Cayman Islands may be subject to a Cayman Islands stamp duty of CI$100.00. Subject as aforesaid, a holder of a Note will not incur or become liable for any transfer or other similar taxes or charges under the laws of the Cayman Islands by reason of the acquisition, ownership or disposal of the Notes.

4.3	To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies.

4.4	Under the Companies Law (2004 Revision), the Register of Members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law (2004 Revision) directs or authorises to be inserted therein. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).

4.5	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands.

4.6	Whilst parties to an agreement may agree inter se that respective rights and obligations take effect "as of" a date prior to the date of execution and delivery, the rights of third parties, to the extent that the same may be available thereunder, only take effect from the date of actual execution and delivery.

4.7	In certain circumstances, provisions in the Supplemental Indenture that (i) the election of a particular remedy does not preclude recourse to one or more others, or (ii) delay or failure to exercise a right or remedy will not operate as a waiver of any such right or remedy, may not be enforceable.

4.8	A certificate, determination, calculation or designation of any party to the Original Indenture, the Supplemental Indenture or the Notes as to any matter provided therein might be held by a Cayman Islands court not to be conclusive final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

4.9	In principle a Cayman Islands court will award costs and disbursements in litigation in accordance with the relevant contractual provisions but there remains some uncertainty as to the way in which the rules of the Grand Court will be applied in practice. Whilst it is clear that costs incurred prior to judgment can be recovered in accordance with the contract, it is likely that post-judgment costs (to the extent recoverable at all) will be subject to taxation in accordance with Grand Court Rules Order 62.

4.10	The irrevocable appointment of an agent for service of process may, as between the appointor and the agent, be revoked by the appointor unless given to secure (i) a proprietary interest of the agent or (ii) the performance of an obligation owed to the agent.

4.11	We reserve our opinion as to the extent to which a Cayman Islands court would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction of which such provisions form a part, notwithstanding any express provisions in this regard.

4.12	We make no comment with regard to the references to foreign statutes in the Original Indenture, the Supplemental Indenture or the Notes.

We express no view as to the commercial terms of the Original Indenture, the Supplemental Indenture or the Notes or whether such terms represent the intentions of the parties and make no comment with respect to any representations which may be made by the Company.

This opinion may only be relied upon by the Company and its legal advisors (but only in that capacity). It may not be relied upon by any other person except with our prior written consent.

We hereby consent to the inclusion of this legal opinion as an exhibit to the Registration Statement.

Yours faithfully

Maples and Calder

MAPLES and CALDER

Shire Finance Limited
PO Box 309 GT
Ugland House
George Town
Grand Cayman, Cayman Islands

25 November 2005

Maples and Calder
7 Princes Street
London EC2R 8AQ

Dear Sirs

Shire Finance Limited (the "Company")

I, Angus Russell, being the sole director of the Company, am aware that you are being asked to provide a legal opinion (the "Opinion") in relation to the Company with respect to certain aspects of Cayman Islands law.

Capitalised terms used in this Certificate have the meaning given to them in the Opinion.

I hereby certify that:

1	The Memorandum of Association of the Company as amended and restated pursuant to a written special resolution passed on 21 August 2001 remain in full force and effect and have not been amended. The Articles of Association of the Company as amended and restated pursuant to a written special resolution passed on 23 September 2005 are in full force and effect and have not been amended.

2	The Company has not entered into any mortgages or charges over its property.

3	The minutes of the meetings of the board of directors held on 15 August 2001 and 21 August 2001 (each, a "Meeting") are a true and correct record of the proceedings of each Meeting. Each Meeting was duly convened and held. At each Meeting a quorum was present throughout and each director disclosed his interest (if any), in the manner prescribed in the Articles of Association of the Company.

4	The written resolutions of the sole director of the Company passed on 23 September 2005 (the "Resolutions") were signed by the sole director of the Company in the manner prescribed in the Articles of Association of the Company. The sole director of the Company has disclosed his interest (if any) in the transactions contemplated by the Resolutions in accordance with the Articles of Association of the Company.

5	Each of the Resolutions and the resolutions set forth in the minutes of each Meeting were duly adopted, are in full force and effect at the date hereof and have not been amended, varied or revoked in any respect.

6	The authorised share capital of the Company is US$800,100 divided into 100 Founders Shares having a par value of US$1.00 each, 400,000 Nominal Shares having a par value of US$1.00 each and 400,000 Preference Shares having a par value of US$1.00 each. The issued share capital of the Company is 100 Founder Shares having a par value of US$1.00 each and SPG is registered as the holder of each of those Founder Shares.

7	The shareholders of the Company have not restricted or limited the powers of the directors in any way. There is no contractual or other prohibition (other than as arising under Cayman Islands law) binding on the Company prohibiting it from entering into and performing its obligations under the Supplemental Indenture or the Notes.

8	The directors of the Company on the date of each Meeting were Rolf Stahel and Angus Russell. The sole director of the Company on the dates of Resolutions and at the date hereof was and is Angus Russell.

9	The minute book and corporate records of the Company as maintained at its registered office in the Cayman Islands and made available to you are complete and accurate in all material respects and all minutes and resolutions filed therein represent a complete and accurate record of all meetings of the shareholders and directors (or any committee thereof) (duly convened and held in accordance with the Articles of Association of the Company) and all resolutions passed at the meetings, or passed by written consent as the case may be.

10	Prior to, at the time of, and immediately following execution of the Supplemental Indenture the Company was able to pay its debts as they fell due and entered into the Supplemental Indenture for proper value and not with an intention to defraud or hinder its creditors or by way of fraudulent preference.

11	The sole director considers the transactions contemplated by the Supplemental Indenture and the Notes to be of commercial benefit to the Company and has acted bona fide in the best interests of the Company, and for a proper purpose of the Company in relation to the transactions the subject of the Opinion.

12	To the best of my knowledge and belief, having made due inquiry, the Company is not the subject of legal, arbitral, administrative or other proceedings in any jurisdiction. Nor has the sole director or (to the best of my knowledge and belief, having made due inquiry) any shareholder taken any steps to have the Company struck off or placed in liquidation, nor have any steps been taken to wind up the Company. Nor has any receiver been appointed over any of the Company's property or assets.

13	The Company is not a central bank, monetary authority or other sovereign entity of any state.

14	The Company has no employees.

I confirm that you may continue to rely on this Certificate as being true and correct on the day that you issue the Opinion unless I shall have previously notified you personally to the contrary.

Signature:	Angus Russell

Angus Russell, Sole Director